SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Bovespa (São Paulo) AMBV4 – Preferred AMBV3 – Common NYSE (New York) ABV – Preferred ABVc – Common

LABATT’S QUARTERLY RESULTS

São Paulo, July 26, 2005 – Companhia de Bebidas das Américas – AmBev discloses today unaudited pro forma figures in Brazilian GAAP for Labatt’s quarterly results for the fiscal year 2004. Figures are presented in a comparable basis to Labatt’s current operations.

CAD$ million	1Q04	2Q04	3Q04	4Q04	2004

Volume ('000 HL)	2.220	3.237	3.072	2.776	11.306
-Domestic	1.733	2.601	2.551	2.299	9.184
-Exports	488	636	520	478	2.122
Net Revenues	383,6	579,8	558,9	504,9	2.027,2
Net Revenues / HL	172,8	179,1	181,9	181,8	179,3
-Domestic Net Revenues	350,4	537,5	525,0	475,6	1.888,4
-Exports Net Revenues	33,2	42,3	33,9	29,3	138,7
COGS	(152,2)	(200,7)	(183,8)	(162,8)	(699,5)
COGS / HL	(68,5)	(62,0)	(59,8)	(58,6)	(61,9)
Gross Profit	231,4	379,1	375,1	342,0	1.327,7
Gross Margin	60,3%	65,4%	67,1%	67,7%	65,5%
SG&A	(185,2)	(224,1)	(193,1)	(182,8)	(785,1)
% of Net Sales	48,3%	38,6%	34,5%	36,2%	38,7%
EBIT	46,2	155,1	182,0	159,2	542,5
EBIT margin	12,0%	26,7%	32,6%	31,5%	26,8%
EBITDA	72,1	180,8	206,6	187,3	646,9
EBITDA margin	18,8%	31,2%	37,0%	37,1%	31,9%

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Vanessa Góes
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.